UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NuPathe Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67059M100
(CUSIP Number)

Brian J. Sisko, Executive Vice President, Chief Operating Officer & Managing Director
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
(610) 293-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS: Safeguard Scientifics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☑ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS:
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14		TYPE OF REPORTING PERSON: CO

1		NAMES OF REPORTING PERSONS: Safeguard Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☑ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS:
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14		TYPE OF REPORTING PERSON: CO

This Amendment No. 3 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”); and Safeguard Delaware, Inc., a Delaware corporation (“SDI” and together with Safeguard, the “Reporting Persons”); relating to the common stock, par value $0.001 per share (the “Common Stock”), of NuPathe Inc., a Delaware corporation (the “Issuer”).

Items 4 and 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.
Item 4 of Schedule 13D is hereby superseded and replaced to read in full as follows:
The Reporting Persons tendered 5,160,377 shares of Common Stock in response to that certain tender offer to purchase any and all issued and outstanding shares of Common Stock of NuPathe at a price of $3.65 per share in cash plus contractual rights to receive up to an additional $3.15 per share in contingent cash consideration payments payable in the future upon the achievement of certain milestones (the “Tender Offer”), by Train Merger Sub, Inc. (“Merger Sub”), an indirect, wholly owned subsidiary of Teva Pharmaceuticals Industries Ltd. (“Teva”). The Tender Offer expired, in accordance with its terms, at midnight on February 20, 2014 and Merger Sub accepted for payment all shares of Common Stock validly tendered and not withdrawn in the Tender Offer at such time.
On February 21, 2014, and pursuant to that certain Agreement and Plan of Merger, dated as of January 17, 2014, by and among the Issuer, Teva and Merger Sub, Merger Sub merged with and into Issuer and Issuer became a wholly owned subsidiary of Teva (the “Merger”). In connection with the Merger, the Reporting Persons exchanged warrants to purchase 2,500,000 shares of Common Stock, at an exercise price of $2.00, for $4,125,000 in cash (equal to the product of (i) $1.65 (the spread between the $3.65 per share Tender Office price and the $2.00 exercise price of such warrants) and (ii) 2,500,000). In addition, the Reporting Persons have the right to receive up to an additional $7,875,000 in contingent cash consideration payments ($3.15 per share underlying such warrants) if certain milestones are achieved after the closing of the Merger.
Prior to the Merger, the Reporting Persons also owned warrants to purchase 18,762 shares of Common Stock at an exercise price of $7.45. Because the exercise price of these warrants exceeds the sum of the per share consideration in the Merger ($3.65) and the contingent per share consideration in the Merger ($3.15), the Reporting Persons will not receive any cash in respect to those warrants in connection with the Merger.
Brian J. Sisko, who served as a director of the Issuer, is an employee of Safeguard, and James A. Datin, who also served as a director of the Issuer, was an employee of Safeguard until June 30, 2013. Each of Mr. Sisko and Mr. Datin held 13,500 restricted stock units of the Issuer (the “RSUs”), which represented the right to receive one share of Common Stock for each RSU, and options to acquire 13,500 shares of Common Stock at an exercise price of $2.99 per share that were issued in connection with their service as directors of the Issuer. Pursuant to a written agreement between each of Mr. Sisko and Mr. Datin and Safeguard, Safeguard is the beneficial owner of the RSUs and options held by each of Mr. Sisko and Mr. Datin. Pursuant to the Merger Agreement, the RSUs became fully vested upon the consummation of the Merger, and were cancelled, in exchange for $3.65 per share underlying such RSUs, plus contractual rights to receive up to an additional $3.15 for each share underlying such RSUs in contingent cash consideration payments if certain milestones are achieved after the closing of the Merger. Pursuant to the Merger Agreement, each outstanding option was cancelled and converted into the right to receive, at the earliest date at which the sum of (1) the $3.65 per share cash portion of the Merger consideration and (2) the amount per share in cash previously paid or to be paid at such date in connection with the Contingent Cash Consideration Agreement entered into in connection with the Merger Agreement (such sum, the "Per Share Paid Value"), exceeds the per-share exercise price under the option: (x) an amount in cash equal to the number of shares of Common Stock subject to each such option multiplied by the excess of (A) the then applicable Per Share Paid Value over (B) the per-share exercise price under the option; and (y) the right to receive, in respect of each share of Common Stock subject to the option, the contingent cash consideration payment that, as of such date, has not yet become payable.

Item 5.    Interest in Securities of the Issuer.
The disclosure previously contained in Item 5 is hereby superseded and replaced to read as follows:
(a)(b)    As a result of the consummation of the Tender Offer and the Merger, each of the Reporting Persons no longer have beneficial ownership of any shares of the Issuer’s Common Stock.

(c)    On February 21, 2014, the Reporting Persons disposed of the shares of the Common Stock, warrants, RSUs and options of the Issuer in connection with the Tender Offer and the Merger, as set forth in Item 4 above.
(e)    The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Common Stock on February 21, 2014.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 25, 2014
SAFEGUARD SCIENTIFICS, INC.

By: /s/ BRIAN J. SISKO
Name:    Brian J. Sisko

Title:	Executive Vice President, Chief Operating Officer & Managing Director

SAFEGUARD DELAWARE, INC.

By: /s/ BRIAN J. SISKO
Name:    Brian J. Sisko
Title:    Vice President

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